

WEIL, GOTSHAL & MANGES

81968-0005

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

May 23, 2006


SEC MAIL
RECEIVED
PROCESSING
MAY 23 2006
WASH. D.C.
192
SECTION

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

Enc

5/24

LO1:\587685\01\CLGL011.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK
PRAGUE · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON, D.C

Weil, Gotshal & Manges is a partnership of registered European and foreign lawyers and solicitors. A list of the names and professional qualifications of the partners is available at the above address. Regulated by the Law Society

82-34674



23 May 2006

news release news release **news release** news release **news release**

Yell Group plc financial results for the year ended 31 March 2006

Strong growth across all businesses. Successful integration of TransWestern



SEC MAIL
RECEIVED
PROCESSING
MAY 23 2006
WASH, D.C.
192
SECTION

- Group revenue up 26.1% to £1,621.3 million
- Group adjusted EBITDA up 28.0% to £502.9 million
- Adjusted profit after tax up 26.1% to £233.6 million
- Group operating cash conversion of 88.9% compared to 88.4% last year
- Adjusted diluted earnings per share up 25.2% to 32.8 pence
- Proposed final dividend up 21.4% to 10.2 pence per share

Statutory results (unaudited)	**2005**	**2006**	**Change**
	£m	**£m**	
• Revenue	1,285.3	**1,621.3**	26.1%
• Operating profit	327.7	**449.9**	37.3%
• Profit after tax	162.5	**212.3**	30.6%
• Cash generated from operations	357.8	**411.5**	15.0%
• Diluted earnings per share (pence)	22.9	**29.7**	29.7%

Notes:
- Unadjusted EBITDA was up 41.2% to £503.5 million.
- Results previously reported for the year ended 31 March 2005 were reported under UK GAAP. All figures reported here are reported under International Financial Reporting Standards as adopted by the European Union ("IFRS"). A detailed reconciliation between UK GAAP and IFRS can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are set out on page 13.

John Condron, Chief Executive Officer, said:

"Yell has delivered another excellent performance, exceeding expectations. Yellow Book in the US has achieved significant organic growth including an increasing contribution from Yellowbook.com. The integration of TransWestern is complete and we expect an uplift in its performance to begin to flow through next financial year. The UK's growth has been driven by Yell.com's outstanding performance.

"We continue to present to the Competition Commission evidence of the real competition for all forms of classified advertising in the UK, including directories, and to show that the strength of our performance derives from investment and excellence of execution and not from the weakness of competition.

"We believe our proposed acquisition of TPI, announced since the year end, will create significant value for shareholders as we transfer our tried and tested skills into the fast-growing economy in Spain, working with the TPI people whom we have long known and respected to refocus on the core print and online products."

John Davis, Chief Financial Officer, said:

"These results benefit from our past investment, achieving balanced growth from revenue, profits and cash generation. Our focus on investment will continue as we drive revenue growth in our businesses.

"We converted 88.9% of adjusted EBITDA to operating cash, ahead of expectations. Net debt now stands at 3.8 times EBITDA, down from 4.2 at the time of the TransWestern acquisition, demonstrating our ability to rapidly reduce our leverage.

"We are proposing a final dividend of 10.2 pence per share, an increase of 21.4%, reflecting our confidence in the future."

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/announcements

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

Unaudited	Year ended 31 March 2005 [(a)]	2006	Change	Change at constant exchange rate [(b)]
	£m	£m		
Revenue [(c)]	1,285.3	**1,621.3**	*26.1%*	*23.1%*
Adjusted EBITDA [(c)] [(d)]	393.0	**502.9**	*28.0%*	*25.3%*
Operating cash flow [(c)] [(e)]	347.4	**447.0**	*28.7%*	*26.3%*
Cash conversion [(c)] [(f)]	88.4%	**88.9%**		
Free cash flow [(g)]	230.1	**253.3**	*10.1%*	
Adjusted profit after tax [(d)]	185.3	**233.6**	*26.1%*	
Adjusted diluted earnings per share (pence) [(d)]	26.2p	**32.8p**	*25.2%*	

(a) Results previously reported for the year ended 31 March 2005 were reported under UK GAAP. Figures above are reported under International Financial Reporting Standards. A detailed explanation of these changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are described on page 13 of this release.

(b) Change at constant exchange rate states the change in current year results compared with the previous year as if the current year results were translated at the same exchange rate as that used to translate the results for the previous year.

(c) Revenue, EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(d) Adjusted EBITDA for the year ended 31 March 2006 is stated before exceptional costs of £4.4 million arising from the TransWestern acquisition, and an exceptional credit of £5.0 million from releasing a provision for IPO costs. Adjusted profit after tax used to calculate adjusted earnings per share is stated before these exceptional items, a charge of £7.8 million from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005 and £29.5 million amortisation on intangible assets acquired in the year, offset by related tax of £15.4 million. Adjusted EBITDA for the year ended 31 March 2005 is stated before exceptional costs of £36.5 million which was the total cost of litigation brought against our US operations. Adjusted profit after tax and adjusted diluted earnings per share for the year ended 31 March 2005 are stated before these exceptional costs, offset by related tax of £13.7 million.

(e) Cash generated from operations before payments of exceptional costs and pension deficit repair, less capital expenditure.

(f) Operating cash flow as a percentage of adjusted EBITDA.

(g) Cash generated from operations less payments for net interest, income tax and capital expenditure.

REVIEW OF OPERATING PERFORMANCE

Revenue

Group revenue increased 26.1% to £1,621.3 million, or 23.1% at a constant exchange rate, from £1,285.3 million for last year. In the US, TransWestern, which was acquired on 15 July 2005, contributed revenue of £162.7 million. Excluding all acquisitions, Group revenue increased by 10.0%, at a constant exchange rate.

UK operations

UK revenue increased 5.2% to £698.9 million. This growth was driven by a 64.6% increase in revenue by Yell.com to £59.6 million.

Revenue from printed directories grew 1.2% to £619.4 million. The total number of unique print advertisers in the year dropped 3.3% to 462,000 reflecting increased competition. Retention was the same as last year at 75%. The 4.7% growth in yield (average revenue per unique advertiser) to £1,341 resulted from service quality improvements reducing the credit notes we issue to advertisers, and higher spend as advertisers increased their programmes. The effect of RPI-6% was to reduce Yellow Pages rate card prices by an average of 2.9%.

Yell.com's revenue growth of 64.6% to £59.6 million was driven by growth in customer numbers and yield. Average searchable advertisers grew 29.5% to 174,000 at the end of the year. Yield (recognised revenue per average searchable advertiser) grew 28.1%, as usage increased, with a 52.4% growth in searches compared with last year.

The Yellow Pages rate card reductions have once again been set at RPI-6% for the next financial year. Overall we expect the UK business to achieve revenue growth of 3%, with Yell.com providing this growth.

US operations

Total US revenue grew 48.6% to £922.4 million, or 42.4% at a constant exchange rate. The effective exchange rate was approximately $1.77: £1.00 against $1.85: £1.00 last year.

Excluding the new advertisers from TransWestern, Yellow Book increased unique advertisers by 7.5% to 489,000 and average revenue per unique advertiser by 8.7% to $2,693. Retention was down from 71% to 70%.

Organic revenue growth contributed 15.1% to the total revenue growth of 42.4% and is made up of same market growth, launches and internet revenue growth.

- On a like for like basis, same market growth was 8.6% and contributed 8.3% to organic growth.
- Launches contributed 5.9% to organic growth.
- Yellowbook.com grew 46.8% to $32.6 million, contributing 0.9% to organic growth. Total internet revenue, including Worldpages.com (part of TransWestern), was $42.2 million.

Looking forward to the next financial year, we expect to achieve organic growth of 10%, driven by same market growth, as the benefits of the integration of TransWestern flow through, and by internet growth.

Revenue from acquired books publishing for the first time contributed 27.3% to the total revenue growth. This included £162.7 million from TransWestern which performed in line with expectations, providing 24.9% of overall revenue growth. A further 2.4% of the overall revenue growth came from in-fill acquisitions, the largest of which was Clarke Directory Publications in California. In the year, we invested $121.2 million on these in-fill acquisitions, adding revenue in the period since the dates of acquisition of $27.3 million.

Adjusted EBITDA

Group adjusted EBITDA increased by 28.0% to £502.9 million, or 25.3% at a constant exchange rate. The Group adjusted EBITDA margin increased 0.4 percentage points to 31.0%, reflecting the strong performances of Yell.com and the US business. Adjusted EBITDA for the year ended 31 March 2006 is stated before a net exceptional credit of £0.6 million comprising costs of £4.4 million relating to the TransWestern acquisition, and a credit of £5.0 million from releasing a provision for IPO costs in the UK.

UK adjusted EBITDA rose 5.3% to £244.5 million, reflecting the growth momentum of Yell.com, partially offset by our continued investment across the UK business to support revenue growth. Adjusted EBITDA rose £7.5 million to £16.6 million for Yell.com and £2.0 million to £219.8 million for printed directories. The overall UK adjusted EBITDA margin was 35.0%, up slightly from 34.9% last year.

As investment in the highly competitive environment in which we operate continues during the next financial year, we expect a decline in the printed directories' margins. However, we expect Yell.com's adjusted EBITDA margin to offset this decline.

In the US, we grew adjusted EBITDA by 60.7% to £258.4 million, a 54.1% increase at a constant exchange rate. Apart from the contribution from TransWestern, this reflected the strong organic revenue growth, the continued transferral of best practice from the UK and within the US itself, and operational leverage. The US adjusted EBITDA margin increased from 25.9% to 28.0%.

We plan to continue investing in the US business. The investments planned for TransWestern will, as anticipated, slightly slow down margin growth during 2007. We expect US adjusted EBITDA margins to increase by 1 percentage point during the next financial year.

Cash flow and net debt

The Group converted 88.9% of adjusted EBITDA to cash, well ahead of guidance, compared with 88.4% last year. Group operating cash flow increased 28.7% to £447.0 million, or 26.3% at a constant exchange rate. This is before the pension deficit repair payment of £64.8 million in the third quarter.

Unaudited	**Year ended 31 March 2005 £m**	**Year ended 31 March 2006 £m**
Cash generated from operations	357.8	**411.5**
Cash payments of exceptional items	13.6	**3.6**
Pension deficit repair payment	-	**64.8**
Purchase of property, plant and equipment	(24.0)	**(32.9)**
Operating cash flow	347.4	**447.0**
Adjusted EBITDA	393.0	**502.9**
Cash conversion	88.4%	**88.9%**

Cash generated from operations was £411.5 million (2005 - £357.8 million). Free cash flow was £253.3 million (2005 - £230.1 million) after taking into account net interest and tax payments of £125.3 million (2005 - £103.7 million) and the purchase of property, plant and equipment for £32.9 million (2005 - £24.0 million).

Net debt, at £1,994.0 million, was 3.8 times adjusted EBITDA on a pro forma basis (as if TransWestern and Clarke had been part of the Group for the entire period) for the last 12 months. The movement in net debt for the year ended 31 March 2006 arose as follows:

Unaudited	**Net debt** ***£m***
At 31 March 2005	1,106.1
Free cash flow	(253.3)
Acquisitions, net of cash acquired	968.2
Purchase of own shares	9.7
Proceeds of shares issued	(2.4)
Dividends paid to shareholders	94.5
Net finance costs increasing debt	29.5
Currency movements	41.7
At 31 March 2006	**1,994.0**

NET RESULTS

After tax results and exceptional items

Profit after tax for the financial year ended 31 March 2006 was £212.3 million, compared with a profit after tax for last year of £162.5 million. The effective tax rate in the year ended 31 March 2006 was 33.1% as expected, compared with 30.7% last year.

Adjusted profit after tax for the financial year of £233.6 million is stated before exceptional items net of tax and amortisation net of tax. Exceptional items include costs of £4.4 million (£2.8 million net of tax credit) arising from the TransWestern acquisition, a credit of £5.0 million from releasing a provision for IPO costs in the UK, and an additional charge of £7.8 million (£5.2 million net of tax credit) from the accelerated amortisation of finance fees related to bank debt refinancing. Amortisation of acquired intangible assets is £29.5 million (£18.3 million net of tax credit).

Earnings per share and dividend per share

Diluted earnings per share increased 25.2% to 32.8 pence before exceptional items and amortisation. We are now adding back amortisation net of tax in accordance with current best practice. On this basis, last year's adjusted diluted earnings per share for the full year were 26.2 pence, compared with 27.0 pence when adding back gross amortisation.

Basic earnings per share before exceptional items and amortisation were 33.1 pence, as compared with 26.4 pence last year before exceptional items.

A final dividend of 10.2 pence per share has been proposed bringing the total dividend for the year to 15.3 pence per share. This represents an increase of 21.4% over last year. The ex-dividend date will be 26 July 2006 and the dividend will be paid on 25 August 2006 to shareholders registered on 28 July 2006.

The AGM will be held on 20 July 2006.

UK REGULATION

The Competition Commission has again extended its timetable for the investigation of the Classified Directories Advertising Services. We expect the next publication, the Notification of Provisional Findings, to be published in June 2006. The Commission has not extended the date that it expects to publish its final report, which is September 2006.

We have provided the Commission with evidence of the increasing and diversifying competition in the market including the impact that we expect the entry of BT and the growth of internet usage to have in the future. We believe that we have demonstrated the excellent value we give advertisers, reducing prices since 2001 far beyond that required by regulation and improving our customer service from an already high base. We believe that the body of evidence we have provided supports the view that regulation is no longer required.

We will continue to contribute fully to the process.

All published information relating to the investigation can be found on the Commission's website at www.competition-commission.org.uk.

KEY OPERATIONAL INFORMATION

Unaudited	Year ended 31 March		
	2005	2006	Change
UK printed directories			
Unique advertisers (thousands) [a]	478	**462**	*(3.3%)*
Directories published (editions)	111	**113**	
Unique advertiser retention rate (%) [b]	75	**75**	
Revenue per unique advertiser (£)	1,281	**1,341**	*4.7%*
US printed directories (Yellow Book)			
Unique advertisers (thousands) [a] [c]	455	**489**	*7.5%*
Directories published (editions)	565	**599**	
Unique advertiser retention rate (%) [c]	71	**70**	
Revenue per unique advertiser ($)	2,477	**2,693**	*8.7%*
US printed directories (TransWestern)			
Unique advertisers (thousands) [a] [c]		**133**	
Directories published (editions)		**236**	
Unique advertiser retention rate (%) [c]		**69**	
Revenue per unique advertiser ($)		**2,086**	
UK Internet			
Yell.com searchable advertisers at 31 March (thousands)[d]	141	**174**	*23.4%*
Yell.com searches for March (millions)	21	**32**	*52.4%*
Yell.com revenue per average searchable advertiser (£)[e]	295	**378**	*28.1%*
US Internet			
Yellowbook.com advertisements online at 31 March (thousands)[f]	562	**1,415**	*151.8%*
Yellowbook.com unique visitors for March (millions) [g]	1.3	**2.4**	*84.6%*

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the year ended 31 March 2005 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the year by the average number of Yell.com searchable advertisers (2006 – 158,000; 2005 – 122,000) in the year.

(f) Represents all paid for searchable advertisements appearing on the Yellowbook.com website. Includes advertisements appearing on Worldpages.com, acquired with TransWestern.

(g) The number of individuals who have visited Yellowbook.com at least once in the month shown. Includes visitors to Worldpages.com, acquired with TransWestern.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 March	
		2005	**2006**
		£m	**£m**
Revenue	2	1,285.3	**1,621.3**
Cost of sales		(592.3)	**(751.4)**
Gross profit		693.0	**869.9**
Distribution costs		(38.3)	**(49.5)**
Administrative expenses		(327.0)	**(370.5)**
Operating profit	3	327.7	**449.9**
Finance costs		(94.6)	**(134.9)**
Finance income		1.3	**2.4**
Net finance costs		(93.3)	**(132.5)**
Profit before taxation	4	234.4	**317.4**
Taxation	5	(71.9)	**(105.1)**
Profit for the financial year	4	162.5	**212.3**
		(in pence)	***(in pence)***
Basic earnings per share	6	23.2	**30.1**
Diluted earnings per share	6	22.9	**29.7**
		£m	***£m***
Declared and paid interim ordinary dividend of 5.1 pence per share (2005 – 4.2 pence)	7	29.4	**35.6**
Proposed final ordinary dividend of 10.2 pence per share (2005 – 8.4 pence)		58.9	**78.5**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Year ended 31 March	
	2005	2006
	£m	£m
Profit for the year	162.5	**212.3**
Exchange differences on translation of foreign operations	(13.5)	**47.8**
Actuarial losses on defined benefit pension schemes	(32.3)	**(3.5)**
Change in fair value of financial instruments used as hedges	-	**10.8**
Tax effect of net losses (gains) not recognised in the income statement	9.7	**(2.9)**
Tax benefit on intrinsic value of stock options	3.3	**8.1**
Net (losses) gains not recognised in the income statement	(32.8)	**60.3**
Total recognised income for the year	129.7	**272.6**
Adoption of IAS32/39 - Initial recognition of financial instruments used as hedges	-	**(2.9)**
Adoption of IAS32/39 – Tax effect of initial recognition of financial instruments used as hedges	-	**1.0**
Total (losses) gains recognised in equity	(32.8)	**58.4**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Year ended 31 March 2005	2006
		£m	£m
Net cash inflow from operating activities			
Cash generated from operations		357.8	**411.5**
Interest paid		(73.5)	**(103.9)**
Interest received		1.3	**2.4**
Net income tax paid		(31.5)	**(23.8)**
Net cash inflow from operating activities		254.1	**286.2**
Cash flows from investing activities			
Purchase of property, plant and equipment (P, P &E)	8	(24.0)	**(32.9)**
Purchase of subsidiary undertakings, less cash acquired	9	(31.8)	**(968.2)**
Net cash used in investing activities		(55.8)	**(1,001.1)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		3.4	**2.4**
Purchase of own shares		(6.6)	**(9.7)**
Net new borrowings on revolving credit facility		-	**242.7**
Acquisition of new loans		-	**1,440.8**
Repayment of borrowings		(85.0)	**(885.0)**
Financing fees paid		-	**(14.0)**
Dividends paid to company's shareholders	7	(71.3)	**(94.5)**
Net cash (used in) provided by financing activities		(159.5)	**682.7**
Net increase (decrease) in cash and cash equivalents		38.8	**(32.2)**
Cash and cash equivalents at beginning of the year		18.7	**55.5**
Exchange (losses) gains on cash and cash equivalents		(2.0)	**5.2**
Cash and cash equivalents at end of the year		55.5	**28.5**
Cash generated from operations			
Profit for the year		162.5	**212.3**
Adjustments for:			
Tax		71.9	**105.1**
Finance income		(1.3)	**(2.4)**
Finance cost		94.6	**134.9**
Depreciation of P,P & E and amortisation of software costs		23.0	**24.1**
Amortisation of other intangible assets		-	**29.5**
Goodwill adjustment arising from previously unrecognised tax benefits acquired		5.8	**-**
Changes in working capital:			
Inventories and directories in development		(23.0)	**(21.3)**
Trade and other receivables		(38.4)	**(51.4)**
Trade and other payables		54.0	**33.7**
Pension deficit repair		-	**(64.8)**
Share based payments and other		8.7	**11.8**
Cash generated from operations		357.8	**411.5**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	At 31 March 2005	At 31 March 2006
		£m	£m
Non current assets			
Goodwill		1,692.0	**2,486.0**
Other intangible assets		14.7	**200.3**
Property, plant and equipment		39.4	**53.8**
Deferred tax assets	10	115.0	**139.6**
Other assets		2.0	**5.0**
Total non current assets		1,863.1	**2,884.7**
Current assets			
Inventories		7.5	**6.7**
Directories in development		165.1	**226.0**
Trade and other receivables	11	451.2	**586.3**
Cash and cash equivalents	12	55.5	**28.5**
Total current assets		679.3	**847.5**
Current liabilities			
Loans and other borrowings	12	(91.3)	**(291.5)**
UK Corporation and foreign income tax payable		(28.8)	**(57.9)**
Trade and other payables	13	(258.1)	**(374.7)**
Total current liabilities		(378.2)	**(724.1)**
Net current assets		301.1	**123.4**
Non-current liabilities			
Loans and other borrowings	12	(1,070.3)	**(1,731.0)**
Deferred tax liabilities	14	(68.5)	**(130.8)**
Retirement benefit obligations	15	(100.3)	**(39.9)**
Net assets		925.1	**1,106.4**
Capital and reserves			
Called up share capital	16	7.0	**7.1**
Share premium account	16	1,191.0	**1,207.3**
Accumulated deficit	16	(272.9)	**(108.0)**
Equity shareholders' funds		925.1	**1,106.4**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

This unaudited financial information for the year to 31 March 2006 has been prepared in accordance with IFRS as adopted by the European Union ("IFRS") accounting policies as set out in our conversion statements for the year ended 31 March 2005.

The amounts presented for the year ended 31 March 2005 and at 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our other intangible assets by £0.7 million and reduced our property, plant and equipment by £0.7 million, decreased trade receivables by £0.1 million, and increased our deferred tax assets by £22.4 million, deferred tax liabilities by £21.7 million, retirement benefit obligations by £0.6 million, the equity shareholders' funds by £0.1 million and corporation tax payable by £0.6m, and decreased trade payables by £0.7 million. These changes are presentational in nature and do not affect the previously reported results or cash flows. We also changed our methodology for calculating adjusted earnings per share ("EPS") to what we consider to be current best practice. We now add back amortisation net of tax, as opposed to adding it back gross. The adjusted EPS for the year ended 31 March 2005 was 26.2 pence under the new methodology, compared to 27.0 pence presented in the IFRS conversion statements.

The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

This financial information should be read in conjunction with Yell's 2006 annual report which will be published in June 2006, and will include the audited consolidated financial statements of Yell Group Plc and its subsidiaries for the year ended 31 March 2006.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

2. Revenue

	Year ended 31 March		Change
	2005	**2006**	**%**
	£m	***£m***	
UK printed directories	612.1	**619.4**	*1.2%*
Other products and services	52.3	**79.5**	
Total UK revenue	664.4	**698.9**	*5.2%*
US revenue:			
US revenue at constant exchange rate [a]	620.9	**883.9**	*42.4%*
Exchange impact [a]	-	**38.5**	
Total US revenue	620.9	**922.4**	*48.6%*
Group revenue	1,285.3	**1,621.3**	*26.1%*

[a] Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

See Note 9 for an analysis of the effect of acquisitions in the year on our results.

3. Operating profit and EBITDA information

Adjusted EBITDA [a]

	Year ended 31 March		Change
	2005	**2006**	**%**
	£m	***£m***	
UK printed directories	217.8	**219.8**	*0.9%*
Other products and services	14.4	**24.7**	
Total UK operations	232.2	**244.5**	*5.3%*
US operations:			
US operations at constant exchange rate [b]	160.8	**247.8**	*54.1%*
Exchange impact [b]	-	**10.6**	
Total US operations	160.8	**258.4**	*60.7%*
Group adjusted EBITDA	393.0	**502.9**	*28.0%*

[a] EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

[b] Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

3. Operating profit and EBITDA information (continued)

Reconciliation of group operating profit to EBITDA

	Year ended 31 March		Change
	2005	2006	%
	£m	£m	
UK operations			
Operating profit	220.5	**238.3**	
Depreciation and amortisation of non-current assets	11.7	**11.2**	
UK operations EBITDA	232.2	**249.5**	7.5%
Exceptional items	-	**(5.0)**	
UK operations adjusted EBITDA	232.2	**244.5**	5.3%
UK operations adjusted EBITDA margin	34.9%	**35.0%**	
US operations			
Operating profit	107.2	**211.6**	
Depreciation and amortisation of non-current assets	17.1	**42.4**	
US operations EBITDA	124.3	**254.0**	104.3%
Exceptional items	36.5	**4.4**	
Exchange impact [a]	-	**(10.6)**	
US operations adjusted EBITDA at constant exchange rate [a]	160.8	**247.8**	54.1%
Exchange impact [a]	-	**10.6**	
US operations adjusted EBITDA	160.8	**258.4**	60.7%
US operations adjusted EBITDA margin	25.9%	**28.0%**	
Group			
Operating profit	327.7	**449.9**	
Depreciation and amortisation of non-current assets	28.8	**53.6**	
Group EBITDA	356.5	**503.5**	41.2%
Exceptional items	36.5	**(0.6)**	
Exchange impact [a]	-	**(10.6)**	
Group adjusted EBITDA at constant exchange rate [a]	393.0	**492.3**	25.3%
Exchange impact [a]	-	**10.6**	
Group adjusted EBITDA	393.0	**502.9**	28.0%
Group adjusted EBITDA margin	30.6%	**31.0%**	

[a] Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

We do not allocate interest or taxation charges by product or geographic segment.

4. Results before and after exceptional items

	Year ended 31 March					
	2005			2006		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m
Gross profit	693.0	-	693.0	**869.9**	-	**869.9**
Distribution costs	(38.3)	-	(38.3)	**(49.5)**	-	**(49.5)**
Administrative expenses	(290.5)	(36.5)	(327.0)	**(371.1)**	**0.6**	**(370.5)**
Operating profit	364.2	(36.5)	327.7	**449.3**	**0.6**	**449.9**
Net finance costs	(93.3)	-	(93.3)	**(124.7)**	**(7.8)**	**(132.5)**
Profit (loss) before taxation	270.9	(36.5)	234.4	**324.6**	**(7.2)**	**317.4**
Taxation	(85.6)	13.7	(71.9)	**(109.3)**	**4.2**	**(105.1)**
Profit (loss) for the year	185.3	(22.8)	162.5	**215.3**	**(3.0)**	**212.3**

The exceptional items for the year ended 31 March 2006 include restructuring and other costs of £4.4 million arising from the TransWestern acquisition, and a credit of £5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the year ended 31 March 2006 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. Exceptional administrative costs in the year ended 31 March 2005 are costs relating to litigation brought against our US operations (see note 17).

5. Taxation

The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the year is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Year ended 31 March	
	2005	2006
	£m	£m
Profit before tax multiplied by the standard rate of corporation tax in the United Kingdom (30%)	70.3	**95.2**
Effects of:		
Higher tax rates in US	1.3	**10.5**
Disallowed items	0.8	**0.4**
Adjustment from prior year	0.4	**(1.4)**
Other	(0.9)	**0.4**
Tax charge on profit before tax	71.9	**105.1**
Current tax	44.0	**50.6**
Deferred tax	27.9	**54.5**
Net charge on profit before tax	71.9	**105.1**

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

	Actual	Exceptional items, net of tax [a]	Amortisation, net of tax [b]	Adjusted
Year ended 31 March 2006				
Group profit after tax (£m)	**212.3**	**3.0**	**18.3**	**233.6**
Weighted average number of issued ordinary shares (millions)	**705**			**705**
Basic earnings per share (pence)	**30.1**			**33.1**
Effect of share options (pence)	**(0.4)**			**(0.3)**
Diluted earnings per share (pence)	**29.7**			**32.8**
Year ended 31 March 2005				
Group profit after tax (£m)	162.5	22.8	-	185.3
Weighted average number of issued ordinary shares (millions)	701			701
Basic earnings per share (pence)	23.2			26.4
Effect of share options (pence)	(0.3)			(0.2)
Diluted earnings per share (pence)	22.9			26.2

a Exceptional items are explained in note 4.

b Amortisation of £29.5 million in 2006 arose from acquisitions in the period and is added back net of £11.2 million for tax. A goodwill charge of £5.8 million in 2005 arose from the recognition of tax net operating losses from acquisitions in the United States and had nil effect on adjusted earnings per share because the tax benefit was of equal amount.

7. Interim and final dividend per share

Dividends paid in the year were as follows:

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Final dividend of 6.0 pence and 8.4 pence per share for 2004 and 2005, respectively	41.9	**58.9**
Interim dividend of 4.2 pence and 5.1 pence per share for 2005 and 2006, respectively	29.4	**35.6**
Dividends paid	71.3	**94.5**

The proposed final dividend for the 2006 financial year of 10.2 pence per share will be paid on 25 August 2006 to shareholders registered at the close of business on 28 July 2006.

8. Capital Expenditure

Capital expenditure on property, plant and equipment in the year to 31 March 2006 and 2005 was £32.9 million and £24.0 million, respectively. Proceeds on the sale of property, plant and equipment were £nil in the same periods.

Capital expenditure committed at 31 March 2006 and 2005 was £nil.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

9. Acquisitions

In the year to 31 March 2006, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,716.5 million (£978.3 million). The purchases were accounted for as acquisitions. The largest acquisition was that of *TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million* (£897.6 million) plus expenses of $21.5 million (£12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount	Fair value adjustments	Debt and other liabilities extinguished	Provisional fair value
	£m	£m	£m	£m
Non current assets				
Intangible assets	84.9	111.8	-	196.7
Property, plant and equipment	2.7	(0.1)	-	2.6
Deferred tax assets	31.8	0.2	-	32.0
Total non current assets	119.4	111.9	-	231.3
Current assets				
Directories in development	26.2	-	-	26.2
Trade and other receivables	53.6	(0.6)	-	53.0
Cash and cash equivalents	1.1	-	-	1.1
Total current assets	80.9	(0.6)	-	80.3
Current liabilities				
Loans and other borrowings	(3.6)	-	3.6	-
Corporation Tax	(0.7)	-	-	(0.7)
Trade and other payables	(88.6)	-	27.7	(60.9)
Total current liabilities	(92.9)	-	31.3	(61.6)
Total assets less current liabilities	107.4	111.3	31.3	250.0
Non-current liabilities				
Loans and other borrowings	(386.3)	-	386.3	-
Deferred tax liabilities	(4.0)	(17.3)	-	(21.3)
Identifiable net (liabilities) assets	(282.9)	94.0	417.6	228.7
Goodwill				681.2
Total cost				909.9

9. Acquisitions (continued)

The results of TransWestern reduced the group profit before tax by £19.1 million in the period from the date of acquisition to 31 March 2006. In the same period, the results of TransWestern increased the group adjusted profit before tax, amortisation and exceptional costs by £12.5 million (loss of £19.1 million with £27.2 million and £4.4 million added back for amortisation and exceptional costs, respectively). The consolidated financial information of the Yell Group consolidates the financial results of TransWestern for the 260 days ended 31 March 2006. The unaudited condensed pro forma financial information for the Yell Group, estimated as if TransWestern was purchased on 1 April 2004, for the year ended 31 March 2005 and 2006 is as follows:

Proforma	**Year ended 31 March**	
	2005	**2006**
	£m	**£m**
Group revenue	1,482.4	**1,680.9**
Profit for the year	154.7	**222.5**

On 3 January 2006, we acquired the assets of Clarke Directory Publications (Clarke) for a purchase price of $72.0 million (£40.8 million). The purchase price of Clarke was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount	**Fair value adjustments**	**Provisional fair value**
	£m	**£m**	**£m**
Non current assets			
Intangible assets	-	11.6	11.6
Property, plant and equipment	0.9	0.1	1.0
Total non current assets	0.9	11.7	12.6
Current assets			
Directories in development	0.7	0.3	1.0
Trade and other receivables	3.5	-	3.5
Total current assets	4.2	0.3	4.5
Current liabilities			
Trade and other payables	(0.7)	-	(0.7)
Total current liabilities	(0.7)	-	(0.7)
Identifiable net assets	4.4	12.0	16.4
Goodwill			24.4
Total cost			40.8

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

9. Acquisitions (continued)

We also made other acquisitions in the year that are not considered material for separate presentation. We paid cash of $49.2 million (£27.6 million). The purchase price of these acquisitions was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount	Fair value adjustments	Provisional fair value
	£m	£m	£m
Non current assets			
Intangible assets	-	4.9	4.9
Property, plant and equipment	-	0.1	0.1
Total non current assets	-	5.0	5.0
Current assets			
Directories in development	0.3	0.1	0.4
Trade and other receivables	1.3	-	1.3
Cash	0.2	-	0.2
Total current assets	1.8	0.1	1.9
Current liabilities			
Trade and other payables	(0.9)	-	(0.9)
Total current liabilities	(0.9)	-	(0.9)
Identifiable net assets	0.9	5.1	6.0
Goodwill			21.6
Total cost			27.6

The reconciliation of the cost of acquisitions to the cash paid for acquisitions in the year is as follows:

	Year ended 31 March 2005
	£m
Total cost of acquisitions	978.3
Cash paid for acquisitions in prior year	0.2
Costs accrued at 31 March 2006	(9.0)
Cash paid	969.5
Less cash acquired	(1.3)
Net cash outflow in year	**968.2**

10. Deferred tax assets

The elements of deferred tax assets recognised in the accounts were as follows:

	At 31 March 2005	At 31 March 2006
	£m	£m
Tax effect of timing differences due to:		
Retirement benefit obligations	30.1	**26.6**
Bad debt provisions	25.2	**38.3**
Recognised tax net operating losses	20.9	**20.5**
Depreciation	9.2	**6.9**
Share options	6.4	**15.9**
Accrued expenses and other allowances	12.6	**20.4**
Other	10.6	**11.0**
Recognised deferred tax assets	115.0	**139.6**

Tax losses of £56.0 million are available to use against taxable income arising in the US in future years. The benefits available in respect of tax net operating losses arising from US operations expire between 2010 and 2023 if not used.

11. Trade and other receivables

	At 31 March 2005	At 31 March 2006
	£m	£m
Trade receivables [a]	429.2	**555.5**
Other receivables	8.1	**19.0**
Accrued income [a]	4.7	**1.4**
Prepayments	9.2	**10.4**
Total trade and other receivables	451.2	**586.3**

[a] The Group's trade receivables and accrued income are stated after deducting a provision of £157.8 million at 31 March 2006 (2005 - £112.8 million).

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

12. Loans and other borrowings and net debt

	At 31 March 2005 [a]	At 31 March 2006 [a]
	£m	£m
Amounts falling due within one year		
Senior credit facilities	90.0	**48.7**
Revolving loan under senior credit facilities	-	**242.2**
Net obligations under finance leases	1.3	**0.6**
Total amounts falling due within one year	91.3	**291.5**
Amounts falling due after more than one year		
Senior credit facilities	761.0	**1,392.0**
Senior notes:		
Senior sterling notes	159.8	**161.8**
Senior dollar notes	67.4	**74.4**
Senior discount dollar notes	82.1	**102.8**
Total amounts falling due after more than one year	1,070.3	**1,731.0**
Net loans and other borrowings	1,161.6	**2,022.5**
Cash and cash equivalents	(55.5)	**(28.5)**
Net debt at end of period	1,106.1	**1,994.0**

[a] Balances are shown net of deferred financing fees of £10.8 million at 31 March 2006 and £14.0 million at 31 March 2005.

13. Trade and other payables

	At 31 March 2005	At 31 March 2006
	£m	£m
Trade payables	22.9	**32.9**
Other taxation and social security	17.4	**17.3**
Accruals and other payables	126.3	**163.3**
Deferred income	91.5	**161.2**
Total trade and other payables falling due within one year	258.1	**374.7**

14. Deferred tax liabilities

The elements of deferred tax liabilities recognised in the accounts were as follows:

	At 31 March 2005	At 31 March 2006
	£m	£m
The effect of timing differences due to:		
Amortisation	41.3	**76.1**
Directories in development	25.8	**32.9**
Financial instruments	-	**3.3**
Other and deferred costs	1.4	**18.5**
Recognised deferred tax liabilities	68.5	**130.8**

15. Retirement benefit obligations

The £60.4 million decrease in retirement benefit obligations from £100.3 million at 31 March 2005 to £39.9 million at 31 March 2006 is the net result of total charges of £19.2 million in the Income Statement and the actuarial loss of £3.5 million within the Statement of Recognised Income and Expense, offset by annual cash contributions of £18.3 million and a deficit repair payment of £64.8 million. The £3.5 million actuarial loss reflects a £30.3 million increase in liabilities arising from a decrease in real interest rates, as defined by reference to market rates to which the discount and inflation rate assumptions are tied, net of £26.8 million of actuarial gains.

16. Changes in equity shareholders' funds

	Share capital	Share premium	Accum-ulated deficit	Total
	£m	£m	£m	£m
Balance at 31 March 2005	7.0	1,191.0	(272.9)	925.1
Profit on ordinary activities after taxation	-	-	212.3	212.3
Dividends	-	-	(94.5)	(94.5)
Ordinary share issue	0.1	16.3	(10.4)	6.0
Capital Accumulation Plan and other share schemes [a]	-	-	(0.9)	(0.9)
Currency movements [b]	-	-	47.8	47.8
Net gains not recognised in income statement	-	-	10.6	10.6
Balance at 31 March 2006	**7.1**	**1,207.3**	**(108.0)**	**1,106.4**

[a] Purchase of shares and amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

[b] Cumulative foreign currency losses at 31 March 2006 are £68.4 million (2005 - £116.2 million).

17. Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued for the estimated costs arising from this class action in the year ended 31 March 2005.

18. Post Balance Sheet Event

On 28 April 2006, the Yell Group announced that it had entered into an agreement with Telefónica S.A. ("Telefónica") to acquire its 59.905% stake in Telefónica Publicidad e Información, S.A. ("TPI") by way of an all cash public tender offer for the entire issued share capital of TPI.

TPI is the leading publisher of print and online directories in Spain where it publishes 182 directories and distributes over 36 million copies. TPI also has significant positions in a number of Latin American countries including leadership positions in Peru and Chile. TPI is a substantial and complementary extension to Yell's existing business, adding a third leg to our highly successful operations in the UK and US.

The acquisition will be financed using the proceeds from new shares placed on 28 April 2006, which raised approximately £350 million, and by refinancing our existing debt. On 2 May 2006, we refinanced our existing senior debt and replaced it with new senior debt. A portion of the proceeds of the new debt was used to defease our obligations under the Senior Notes. These will be redeemed and fully repaid in June 2006. The new senior secured credit facilities of up to £4,650 million are fully underwritten by Citigroup Global Markets Limited, Deutsche Bank AG, Goldman Sachs International and HSBC Bank plc. In addition, these banks will provide Yell with a revolving credit facility of £400 million.

The acquisition of TPI is conditional on Yell shareholder approval, authorisation of the public tender offer by the CNMV, Spain's market regulator, and customary regulatory approvals. Therefore, completion of the acquisition cannot be assured; however, it is expected to complete in July 2006.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2006, Yell published 113 directories in the United Kingdom and 835 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 462,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 622,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.